                            [LETTERHEAD OF KING & SPALDING]


                                       July 17, 1997


VIA HAND DELIVERY
-----------------

Hon. Clarence Cooper
U.S. District Judge
U.S. District Court for the
  Northern District of Georgia
75 Spring Street, S.W.
Atlanta, Georgia  30335

         Re:   Invacare Corp., et al. v. Healthdyne Technologies, Inc., et al.
               ---------------------------------------------------------------
               Civil Action File No. 1:97-CV-0205-CC

Dear Judge Cooper:

         I am writing in response to Ms. Simpson's July 15 letter to the Court, which only arrived at my office by fax on the afternoon of July 16.


         Healthdyne's proposal to present the bylaw proposal for a shareholder vote "on a contingent basis" and not count the votes or announce the results at that time violates Invacare's rights and is unacceptable and, as Healthdyne well knows, hardly "moots" the issue presented by Invacare's motion. To have the vote and, as Healthdyne apparently intends, not tabulate or announce the results would be in direct violation of both Georgia state law and federal securities law and would completely destroy the advisory aspect of the vote. Invacare's motion specifically objects to this precise course of action. As a result, Invacare still needs the Court to rule on its emergency motion prior to the July 30 annual meeting.

         The Court's July 3 Order found the "proposed bylaw" to be invalid under Georgia law, not the "bylaw proposal" (as Ms. Simpson claims), which is the precedural mechanism by which Invacare intends to place this issue before the shareholders. Healthdyne's obligation to place the bylaw proposal before the shareholders on at least an advisory basis arises under state law and was not addressed in any way in the Court's consideration of the cross motions for summary judgment. There is no federal or state law authority which permits Healthdyne to have this vote "on a contingent basis", nor is there anything in the parties' arguments or the Court's July 3 Order which would authorize Healthdyne to depart from the requirements of Georgia law regarding voting

Hon Clarence Cooper
July 17, 1997
Page 2



procedures. Furthermore, under O.C.G.A. Section 14-2-729.1, a newly-enacted provision of the Georgia Business Corporation Code which became effective July 1 of this year. Healthdyne is required to appoint an inspector for the annual meeting, and the inspector is required to count all the votes, determine the result, and issue a written report of his determinations.

         Nor will there be shareholder confusion about the vote. In materials discussing the possible effects of Healthdyne's challenge to the validity of the proposed bylaw, Invacare has consistently informed the shareholders that if "Healthdyne's challenge to the validity of the [Bylaw Proposal] were to be successful", then "a vote in favor of the
[Bylaw Proposal] would not be directly legally binding on upon Healthdyne or its Board of Directors but would nonetheless advise them of the shareholders' strong desire that the 'dead-hand pill' restrictions be removed". See, e.g.,
                                                                   ---  ----
Preliminary Proxy Statement of Invacare dated May 29, 1997, as filed with the SEC and publicly available, p. 10 (attached); Definitive Proxy Statement of Invacare dated June 27, 1997, as filed with the SEC and mailed to the shareholders, p. 11 (attached). In addition, draft materials from the Investor Responsibility Research Center, a corporate-governance advisory group which informs many institutional holders of its analysis of shareholder voting issues, indicates that they fully understand the import of the Court's ruling and intend to advise their institutional subscribers accordingly. See
                                                                          ---
Draft IRRC Proxy Fight Report, Proposal No. 3 (attached).

         Invacare is merely asking the Court to clarify that its July 3 Order was not intended, and should not be interpreted, to relieve Healthdyne of any obligations it otherwise has to present the bylaw proposal for a shareholder vote at the annual meeting, to count the votes, and to announce the results of the vote. If the Court fails to address Invacare's motion, however, it is apparent that Healthdyne intends to distort the meaning of the July 3 Order and use it as an excuse to violate Invacare's rights. Thus, we request that the Court establish a schedule for briefs and a hearing which will enable the Court to rule on the motion prior to the July 30 annual meeting.

                                    Sincerely,


                                    /s/ Robert Thornton
                                    ------------------
                                    M. Robert Thornton


MRT/saw

cc:  Winifred D. Simpson, Esq. (via hand delivery)




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